[Chapman and Cutler LLP Letterhead]

August 23, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 13, 2019 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Buffer ETFTM — September, Innovator S&P 500 Power Buffer ETFTM — September and Innovator S&P 500 Ultra Buffer ETFTM — September (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement being declared effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps.

Response to Comment 1

Pursuant to Rule 485A of the Securities Act of 1933, the Registration Statement is set to go automatically effective on August 27, 2019. Prior to the effectiveness of the Registration Statement, the Funds will file an amended registration statement that discloses each Fund’s expected Cap range. The Funds note that the definitive Caps are not available until the market closes on the day prior to the Funds’ launch, August 30, 2019. Accordingly, each Fund intends to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on August 30, 2019. Each Fund confirms that no sale of its Shares will take place prior to the filing of these registration statements.

Comment 2 – Principal Risks

In her October 25, 2018 address at the ICI Securities Law Developments Conference, Dalia Blass (Director of Division of Investment Management) commented on the proper ordering of principal risks. The Staff notes that the principal risks should be ordered in order of importance rather than alphabetically.

Response to Comment 2

Each Fund commits to revising the order of its principal risks in response to Ms. Blass’s remarks. Each Fund will make the requested changes when the disclosure is revised during the Funds’ annual update. The Funds are part of a broader suite of Defined Outcome ETFs that reference the S&P 500. To keep the Funds’ disclosure consistent with the other constituents of the suite, the order of the principal risks for all S&P 500 Defined Outcome ETFs will be updated simultaneously at the annual update (within 120 days from October 31, 2019).

Comment 3 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 3

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays each Fund’s ordinary operating expenses, including amounts due to each Fund’s service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of each Fund’s ordinary operating expenses, while each Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear a Fund’s ordinary operating expenses if the assets of a Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren